UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_  Form 40-F

Santiago, Chile, May 18, 2023 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), held a conference call today to discuss the first quarter 2023 results. The following items were discussed by executive management as part of the conference call:

Yesterday, we reported our earnings for the first quarter of 2023. The results were largely affected by lower sales volumes in lithium and specialty plant nutrition business lines, partially offset by higher average prices when compared to the same period last year.

We saw a decline in lithium demand in the beginning of the year, especially in China, which affected our sales volumes. High inventory levels across supply chain accumulated in the previous quarter and reduced cathode production volumes resulted in low customer purchasing activity and put pressure on market prices. Coming out of the first quarter, we have seen an increase in market activity with customers looking for more volume to buy, which signals the end of the destocking period and is also being reflected in the spot prices trending upwards in the recent weeks.

We believe that the lithium market foundations are intact and have not changed our expectations for the lithium demand growth this year. During the first quarter of the year, the global EVs sales continued to increase when compared to same period last year, achieving almost 30% growth world-wide, with sales in China increasing almost 22%, in Europe – almost 19%, and over 50% in the US. We expect this growth to continue throughout the year with the total EVs sales volumes increasing over 2.5 million units in 2023.

While we see new supply coming to the market this year, we believe that the softer pricing conditions and stricter environmental requirements for mining operations have affected the economics of some of the high-cost suppliers as well as impacted the timing of new projects. Consequently, we expect that the lithium market could remain tight throughout the year.

We will continue to focus on expanding our production capacity and fostering strong relationships with our strategic customers. We are committed to investing in these areas to drive growth and maximize our sales volumes. With the reconfirmation of volumes from all of our major customers for this year, we anticipate a steady increase in sales volumes throughout the year, quarter over quarter. We expect our second quarter 2023 sales volumes to be higher both quarter-on-quarter and year-on-year. Since last year, we have made significant progress in transforming majority of our contracts into flexible pricing conditions, utilizing index reference prices with a lag. We believe this approach allows us to respond swiftly to changes in the industry and provides greater flexibility for our customers. We expect our average price for the second quarter 2023 to be lower than the average price reported for the first quarter 2023.

As mentioned yesterday, we are very proud of the results in our caliche operations and, specifically, iodine business, which allowed us to increase our sales volumes and ensure the supply of iodine to meet the growing demand in the x-ray contrast media segment. While global iodine demand is expected to be flat year on year as a result of reduced demand in some of the iodine applications, we believe that contrast media segment could grow close to 7% this year. SQM is the only producer that has been able to increase materially its production volumes in the recent year.

Sustainability remains at the core of our operations, as we continue to focus on reducing the carbon and water intensity of our products. I am pleased to announce that our 2022 Sustainability report will be published next week and invite you to explore our progress throughout past year. We take pride in the achievements we have made and remain committed to advancing our sustainability development plan even further.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

Isabel Bendeck 56-2-24252274 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: May 18, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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